EXHIBIT 99.6
Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

22 July 2021

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMR / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Global Employee Share Plan (myShare)

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each or Rio Tinto Limited ordinary shares (‘shares’). Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares free of charge (‘matching shares’), conditional upon satisfying the terms of myShare. The matching shares are subject to a three-year holding period, and vest after this period.

Upon vesting, on 19 July 2021, the following PDMR / KMPs received matching shares under myShare, of which sufficient were sold on 20 July 2021 to pay applicable withholding tax and other deductions.

Security	Name of PDMR /KMP	No. of Matching Shares Granted	No. of Shares Vested*	No. of Shares Sold	Price per Share Sold	No. of Shares Retained
Rio Tinto plc shares	Baatar, Bold	18.5286	22.1837	9.3173	57.823329 GBP	12.8664
Rio Tinto plc shares	Barrios, Alfredo	18.1420	21.7209	10.5763	57.823329 GBP	11.1446
Rio Tinto plc shares	Cunningham, Peter	9.2643	11.0917	4.6586	57.823329 GBP	6.4331
Rio Tinto Limited shares	Kaufman, Sinead	17.6092	20.6178	0	-	20.6178
Rio Tinto plc shares	Toth, Peter	9.2643	11.0917	4.6586	57.823329 GBP	6.4331
Rio Tinto plc shares	Trott, Simon	23.3203	27.9207	6.1427	57.823329 GBP	21.7780
Rio Tinto Limited shares	Vella, Ivan	15.1152	17.6977	0	-	17.6977

*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original shares granted, in accordance with the plan rules.

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Illtud Harri
M +44 7920 503 600

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877

Media Relations, Australia
Jonathan Rose
M +61 447 028 913

Matt Chambers
M +61 433 525 739

Jesse Riseborough
M +61 436 653 412

Investor Relations, Australia
Natalie Worley
M +61 409 210 462

Amar Jambaa
M +61 472 865 948

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

riotinto.com

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